                                                                                                                                                          Exhibit 99.1

UTStarcom Reports Unaudited Financial Results for First Half of 2020

Hangzhou, October 30, 2020— UTStarcom (“UT” or the “Company”) (NASDAQ: UTSI), a global telecommunications infrastructure provider, today reported its unaudited financial results for the six months ended June 30, 2020.

Business Update

•         Status of 5G Transport Network Opportunity with a Major Mobile Carrier in China UTStarcom collaborated with a partner to develop critical 5G transport network technologies to support the 5G migration in China. The Company in-house developed product and its network management and controller has passed the operator’s Benchmark Testing of its Central Procurement Phase 1. UTStarcom and our partner were recognized as qualified vendors and awarded certain portion of the 5G network project in two provinces. However, due to the small size of business opportunity, we decided not to move forward with commercial deployment.

•         Launch of 5G Transport Network Solution In September 2020, the Company launched its state-of-the-art 5G product solution, SkyFlux Converged Packet Transport platform. It combines Segment Routing/MPLS-TP tunneling, TDM-like Ethernet based on FlexE/G.mtn, highly accurate time synchronization and SDN-based network intelligence into an efficient future-proof architecture of 5G-ready transport network. The new platform includes two products, SkyFlux SPN805S & 803S and a network management and controller “SOO Station R3.2”.

•         Development of Network Disaggregation Telecom operators are increasingly focused on networking device disaggregation. This encompasses the decoupling of hardware and software that enables operator to choose independently the most suitable hardware, operating system and set of features and control interfaces. UTStarcom is leveraging its expertise in 5G transport network to develop network disaggregation solutions, including White Box Switch (WBS) and Network Operating System (NOS). The Company is seeing initial interest for those solutions from a handful of operators.

•       Impact of the COVID-19 Virus Businesses in most parts of the world were negatively impacted in the first half of 2020 due to mandatory shutdowns related to the COVID-19 pandemic. Since then, production and operations in China have returned to normal. However, outside of China, the COVID-19 situation remains a health threat with a resurgence of COVD-19 cases in various parts of the world. As a result, the impact to the Company’s future operations continues to be significant and prolonged.

•         India Receivable The Company continues to collect amounts due from its major customer in India. The major customer in India raised INR8,500 Crore (approximately USD1.13 billion) through sovereign guaranteed bonds (issued at coupon rate of 6.79 per cent per annum for 10 year period) and cleared a portion of its payables to vendors, including the Company. Since the Company’s last earnings release on March 27, 2020, over $16 million has been collected, with $49 million outstanding. However, as the customer’s operating status has no significant improvement, as well as the ongoing payment processing was delayed by COVID-19 pandemic in India, the timing of future payments remains uncertain.

UTStarcom’s acting Chief Executive Officer Dr. Zhaochen Huang commented, “Our results for the first half of 2020 were negatively impacted by the COVID-19 pandemic. While we continue to navigate this challenging macro environment, we are focused on developing new products that capitalize on important technology trends and engaging with network operators to address and support their requirements.”

First Half 2020 Financial Results

Summary of 1H 2020 Key Financials

	1H 2020	1H 2019	Y/Y Change
Revenue	$13.7	$38.6	-64.5%
Gross Profit	$2.6	$12.0	-78.2%
Operating Expenses	$11.9	$14.4	-17.1%
Operating Loss	($9.3)	($2.3)	-$7.0
Net Income/Loss	($12.0)	$2.1	-$14.2
Basic EPS	($0.34)	$0.06	-$0.40
Cash Balance (including Restricted Cash)	$48.6	$55.1	-11.7%

* Dollar comparisons are used where percentage comparisons are not meaningful.

* All the numbers in U.S. Dollars are in millions except for Earnings Per Share (EPS)

Total Revenues

Total revenues for the first half of 2020 were $13.7 million, compared to $38.6 million in the corresponding period in 2019.

•

Net equipment sales for the first half of 2020 were $9.3 million, a decrease of 67.9% from $29.0 million in the corresponding period in 2019. The decrease was due to order cancellations during the COVID-19 pandemic coupled with the decreased revenue from our major India customer because of its financial status. Concern around risk of second wave of COVID-19 infection in many countries, continues to affect our revenue.

•

Net services sales for the first half of 2020 were $4.4 million, a decrease of 54.2% from $9.6 million in the corresponding period in 2019. The decrease was mainly due to the mandatory shutdowns in India related to the COVID-19 pandemic.

Gross Profit

Gross profit was $2.6 million, or 19.1% of net sales, for the first half of 2020, compared to $12.0 million, or 31.2% of net sales, in the corresponding period in 2019.

•

Equipment gross profit for the first half of 2020 was $3.2 million, compared to $8.9 million in the corresponding period in 2019. Equipment gross margin for the first half of 2020 was 34.3%, compared to 30.7% for the corresponding period in 2019. The increase in gross margin was attributed to favorable product mix.

•

Service gross margin for the first half of 2020 was ($0.6) million, compared to $3.1 million in the corresponding period in 2019. Service gross margin for the first half of 2020 was (12.7%), compared to 32.5% for the corresponding period in 2019. The decrease in gross margin was mainly due to one-time expense incurred in India.

Operating Expenses

Operating expenses for the first half of 2020 were $11.9 million, compared to $14.4 million in the corresponding period in 2019.

•

Selling, general and administrative (“SG&A”) expenses for the first half of 2020 were $7.5 million, compared to $7.0 million in the corresponding period in 2019. SG&A was higher in the first half of 2020 due to higher accounts receivable allowance provided for long aged receivables during the period for our India customer, which partially offset by the decreased expenses from continued tight cost control.

•

Research and development (“R&D”) expenses for the first half of 2020 were $4.4 million, compared to $7.4 million in the corresponding period in 2019. The decrease reflected lower 5G investments due to diminishing 5G prospects in China and lower expenditure during the mandatory shutdowns related to COVID-19.

Operating Loss

Operating loss for the first half of 2020 was $9.3 million, compared to $2.3 million in the corresponding period in 2019.

Interest Income, Net

Net interest income for the first half of 2020 was $0.5 million, compared to $0.6 million in the corresponding period in 2019.

Other Income (Expenses), Net

Net other expense for the first half of 2020 was $3.1 million, compared to net other income of $4.8 million in the corresponding period in 2019. Other expense for the first half of 2020 was mainly due to foreign exchange losses resulting from the devaluation of Indian Rupee against the U.S. dollar.

Net Income (Loss)

Net loss attributable to shareholders for the first half of 2020 was $12.0 million, compared to net income of $2.1 million in the corresponding period in 2019. Basic net loss per share for the first half of 2020 was $0.34, compared to basic net income per share of $0.06 for the corresponding period in 2019.

Cash Flow

Cash used in operating activities in the first half of 2020 was $0.8 million, cash generated from investing activities was $2.0 million, and cash used in financing activities was $0.2 million. As of June 30, 2020, UTStarcom had cash, cash equivalent and restricted cash of $48.6 million.

About UTStarcom Holdings Corp.

UTStarcom is committed to helping network operators offer their customers the most innovative, reliable and cost-effective communication services. UTStarcom offers high performance advanced equipment optimized for the most rapidly growing network functions, such as mobile backhaul, metro aggregation and broadband access. UTStarcom has operations and customers around the world, with a special focus on Japan and India. UTStarcom was founded in 1991 and listed its shares on the Nasdaq Market in 2000 (symbol: UTSI). For more information about UTStarcom, please visit http://www.utstar.com.

Forward-Looking Statements

This press release includes forward-looking statements, including statements regarding the Company’s strategic initiatives and the Company’s business outlook. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations. These include risks and uncertainties related to, among other things, the effect of the COVID-19 pandemic on the Company’s business, changes in the financial condition and cash position of the Company, changes in the composition of the Company’s management and their effect on the Company, the Company’s ability to realize anticipated results of operational improvements and benefits of the divestiture transaction, the ability to successfully identify and acquire appropriate technologies and businesses for inorganic growth and to integrate such acquisitions, the ability to internally innovate and develop new products, assumptions the Company makes regarding the growth of the market and the success of the Company’s offerings in the market and the Company’s ability to execute its business plan and manage regulatory matters. The risks and uncertainties also include the risk factors identified in the Company’s latest annual report on Form 20-F and current reports on Form 6-K as filed with the Securities and Exchange Commission. The Company is in a period of strategic transition and the conduct of its business is exposed to additional risks as a result.  All forward-looking statements included in this press release are based upon information available to the Company as of the date of this press release, which may change and the Company assumes no obligation to update any such forward-looking statements.

For investor and media inquiries, please contact:

UTStarcom Holdings Corp.

Tel: +86 571 8192 8888

Ms. Ning Jiang, Investor Relations

Email: utsi-ir@utstar.com/ njiang@utstar.com /

In the United States:

The Blueshirt Group

Mr. Ralph Fong

Tel: +1 (415) 489-2195

Email: ralph@blueshirtgroup.com

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Balance Sheets

	June 30,	December 31,
	2020	2019
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$33,011	$34,966
Short-term investments	—	2,095
Accounts and notes receivable, net	64,157	77,831
Inventories and deferred costs	7,289	6,655
Short-term restricted cash	11,257	10,007
Prepaid and other current assets	4,158	5,524
Total current assets	119,872	137,078
Long-term assets:
Property, plant and equipment, net	842	1,092
Operating lease right-of-use assets, net	1,869	2,860
Long-term restricted cash	4,377	3,634
Other long-term assets	6,614	6,639
Total long-term assets	13,702	14,225
Total assets	$133,574	$151,303

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$28,187	$30,875
Customer advances	217	160
Deferred revenue	1,208	1,320
Income tax payable	7,198	7,480
Operating lease liabilities, current	1,700	1,595
Other current liabilities	6,600	7,603
Total current liabilities	45,110	49,033
Long-term liabilities:
Operating Lease liabilities, non-current	589	1,364
Long-term deferred revenue and other liabilities	1,411	1,718
Total liabilities	47,110	52,115

Total equity	86,464	99,188
Total liabilities and equity	$133,574	$151,303

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Operations

	Six months ended June 30,
	2020	2019
	(In thousands, except per share data)
Net sales	$13,708	$38,562
Cost of net sales	11,094	26,548
Gross profit	2,614	12,014
	19.1%	31.2%
Operating expenses:
Selling, general and administrative	7,549	6,983
Research and development	4,355	7,368
Total operating expenses	11,904	14,351

Operating loss	(9,290)	(2,337)

Interest income, net	493	587
Other income (expense), net	(3,103)	4,754
Income (loss) before income taxes	(11,900)	3,004
Income tax expense	(142)	(880)
Net Income (loss) attributable to UTStarcom Holdings Corp.	$(12,042)	$2,124

Net Income (loss) per share attributable to UTStarcom Holdings Corp.—Basic	$(0.34)	$0.06
Weighted average shares outstanding—Basic	35,692	35,350

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

	Six months ended June 30,
	2020	2019
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (loss)	$(12,042)	$2,124
Depreciation	295	327
Provision for doubtful accounts	2,477	1,260
Stock-based compensation expense	497	757
Net gain on disposal of assets	—	(5)
Gain on release of tax liability due to expiration of the statute of limitations	—	(1,128)
Deferred income taxes	116	4
Gain on write-off long-term account payable due to expiration of the statute of limitations	—	(3,161)
Changes in operating assets and liabilities	7,826	(18,308)
Net cash used in operating activities	(831)	(18,130)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	(85)	(296)
Purchase of short-term investment	—	(41)
Proceeds from short-term investments	2,095	—
Net cash provided by (used in) investing activities	2,010	(337)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options	—	56
Repurchase of ordinary share	(157)	(850)
Net cash used in financing activities	(157)	(794)
Effect of exchange rate changes on cash and cash equivalents	(984)	658
Net increase (decrease) in cash and cash equivalents	38	(18,603)
Cash, cash equivalents and restricted cash at beginning of period	48,607	73,699
Cash, cash equivalents and restricted cash at end of period	$48,645	$55,096